United States
Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
Amendment No. 23*
Cerner Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
156782104
(CUSIP Number)
January 3, 2009
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	156782104

1	NAME OF REPORTING PERSONS: (I.R.S Identification Nos. of above persons (entities only). Neal L. Patterson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER

NUMBER OF		7,285,412

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		99,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,285,412

WITH:	8	SHARED DISPOSITIVE POWER

		99,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,384,912

10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.29%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1(a): Name of Issuer:
Cerner Corporation
Item 1(b): Name of Issuer’s Principal Executive Offices:
2800 Rockcreek Parkway, 601
Kansas City, MO 64117
Item 2(a): Name of Person Filing:
Neal L. Patterson
Item 2(b): Address or Principal Business Office or, if None, Residence:
(i) –(ii) 2800 Rockcreek Parkway, Suite 601
     Kansas City, MO 64117
Item 2(c): Citizenship:
United States
Item 2(d): Title of Class of Securities:
Common Stock
Item 2(e): CUSIP Number:
156782104
Item 3: If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4: Ownership

(a) Amount Beneficially Owned:	7,384,912	*
(b) Percent of Class:	9.29%
(c) Number of Shares as to which such person has:

(i) sole power to vote or to direct the vote:	7,285,412	*
(ii) shared power to vote or to direct the vote:	99,500
(iii) sole power to dispose or to direct the disposition of:	7,285,412	*
(iv) shared power to dispose or to direct the disposition of:	99,500

*	Such number of shares includes 833,173 held by Jeanne Lillig-Patterson, wife of Neal L. Patterson, as trustee for their minor children. Such number of shares excludes 43,686 shares beneficially owned by Jeanne-Lillig Patterson. Neal L. Patterson denies beneficial ownership of such shares and the description herein of such shares shall not be construed as an admission that Neal L. Patterson is, for purposes of Section 13(d) or 13 (g) of the Securities Exchange Act of 1934, the beneficial owner of such securities.
Item 5: Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6: Ownership of More than Five Percent on Behalf of Another Person
Shares (constituting a portion of the number of shares reported under Item 4) are held on behalf of Neal L. Patterson by a trustee under the Cerner Corporation Employee Stock Purchase Retirement Plan, the trustee receives the dividends pursuant to the terms of the plan.
Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8: Identification and Classification of Members of the Group.
Not Applicable.
Item 9: Notice of Dissolution of Group.
Not Applicable.
Item 10: Certification
Not Applicable.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Neal L. Patterson

Neal L. Patterson Chairman of the Board and Chief Executive Officer

February 17, 2009

Date